Contact:  Robert L. Montgomery, Jr.
                                                     (716) 689-5400

FOR IMMEDIATE RELEASE


                COLUMBUS MCKINNON ADOPTS SHAREHOLDERS RIGHTS PLAN



Amherst, N.Y., October 27, 1997, -- Columbus McKinnon Corporation (NASDAQ:CMCO) announced today that its Board of Directors has adopted a Shareholders Rights Plan designed to deter coercive or unfair takeover tactics and to prevent an acquiror from gaining control of the corporation without offering a fair price to all shareholders.

According to President and Chief Executive Officer, Herbert P. Ladds, Jr., the action is being taken in accordance with Columbus McKinnon's goal of building long-term value for its public shareholders; Columbus McKinnon is not aware of any effort being contemplated to acquire control of the corporation.

Details of the Shareholders Rights Plan are outlined in a letter which will be mailed to all Columbus McKinnon shareholders. Under the Plan, Preferred Stock Purchase Rights will be distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on November 10, 1997.

The Rights will expire at the close of business on November 10, 2007.

Each Right will entitle the holder to buy one one-hundredth of a newly-issued share of Columbus McKinnon Corporation Series A Junior Participating Preferred Stock at an exercise price of $80.00.

The Rights will detach from the Common Stock and will initially become exercisable for such shares of Preferred Stock if a person or group acquires beneficial ownership of, or commences a tender or exchange offer which would result in such person or group beneficially owning, 15% or more of Columbus McKinnon's Common Stock, except through a tender or exchange offer for all shares which the Board determines to be fair and otherwise in the best interest of Columbus McKinnon and its shareholders. The Rights will also detach from the Common Stock if the Board determines that a person holding at least 15% of Columbus McKinnon's Common


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Stock intends to cause the corporation to take certain actions adverse to it and its shareholders or that such holder's ownership would have a material adverse effect on Columbus McKinnon.

If any person becomes the beneficial owner of 15% or more of Columbus McKinnon's Common Stock (except through such an offer which the Board determines to be fair) and the Board of Directors does not within 10 days thereafter redeem the Rights, or if such a 15% holder is determined by the Board to be an adverse person, each Right not owned by such person or related parties will then enable its holder to purchase, at the Right's then-current exercise price, Columbus McKinnon Common Stock (or, in certain circumstances as determined by the Board, a combination of cash, property, common stock or other securities) having a value of twice the Right's exercise price.

Under certain circumstances, if Columbus McKinnon is acquired in a merger or similar transaction with another person, or sells more than 50 percent of its assets, earning power or cash flow to another entity, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other entity having a value of twice the Right's exercise price.

Columbus McKinnon will generally be entitled to redeem the Rights at $.01 per Right at any time until the 10th day following public announcement that a 15% position has been acquired, or until the Board has determined a 15% holder to be an adverse person. Prior to such time, the redemption period may be extended by the Board of Directors.

Columbus McKinnon Corporation, headquartered in the Buffalo suburb of Amherst, New York, designs, manufactures and sells a variety of productivity enhancing, lifting and positioning products.


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